FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 1-15224

Energy Company of Minas Gerais
(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Minutes of the Annual General Meeting of Stockholders Held on April 28, 2006

2.	Notice to Stockholders, April 27, 2006

3.	Summary of the Deliberations, Meeting of the Board of Directors, April 27, 2006

4.	Minutes of the General Meeting of Holders of the Third Issue of Debentures Issued by CEMIG, Held on April 27, 2006

5.	Market Announcement, May 4, 2006

6.	Market Announcement, May 19, 2006

7.	Summary of the Deliberations, Meeting of the Board of Directors, May 3-4, 2006

8.	Press Release Regarding Acquisition by CEMIG, May 4, 2006

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG
CNPJ 17.155.730/0001-64

MINUTES OF THE ANNUAL GENERAL MEETING OF STOCKHOLDERS HELD ON APRIL 28, 2006.

Stockholders of Companhia Energética de Minas Gerais – Cemig, representing more than two-thirds of the registered capital carrying the right to vote, as verified in the Stockholders’ Attendance Book, where all signed and made the required declarations, met in Ordinary General Meeting, on first convocation, on April 28, 2006, at 2.30 pm, at the Company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

The stockholder State of Minas Gerais was represented by the Attorneys of the State of Minas Gerais Moacyr Lobato de Campos Filho and Marco Antônio Rebelo Romanelli, in accordance with Complementary Law 30 of August 10, 1993 as amended by Complementary Law 75 of January 13, 2004.

Also present were the member of the Audit Board Marcus Eolo de Lamounier Bicalho and the Independent Auditors Deloitte Touche Tohmatsu, represented by Mr. Gilberto Grandolpho, CRC-SP 1SP139572/0-5, and the Company’s Director Heleni de Mello Fonseca.

Initially, Ms. Anamaria Pugedo Frade Barros, Superintendent of the Cemig General Secretariat (SG) Support Office, informed those present that there was a quorum for the Ordinary General Meeting of Stockholders, and that the stockholders present should choose the Chairman of this meeting, in accordance with Clause 10 of the Company’s Bylaws. Asking for the floor, the representative of the stockholder State of Minas Gerais put forward the name of the stockholder Manoel Bernardino Soares to chair the meeting. The proposal of the representatives of the stockholder State of Minas Gerais was put to the vote, and approved unanimously.

The Chairman then declared the meeting open and invited the stockholder Anamaria Pugedo Frade Barros to be Secretary of the Meeting requesting that she read the Convocation Notice, published in the newspapers Minas Gerais, the official publication of the Powers of the State, on March 17, 18 and 21, 2006; in O Tempo, on March 17, 18 and 20, 2006; and in Gazeta Mercantil of March 17, 20 and 21; 2006 the contents of which are as follows:

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
LISTED COMPANY – CNPJ 17.155.730/0001-64
ORDINARY GENERAL MEETING OF STOCKHOLDERS
CONVOCATION

Stockholders are hereby invited to the Ordinary General Meeting of Stockholders to be held on April 28, 2006, 10:30 p.m., at the company’s head office, at Avenida Barbacena 1200, 18th floor, Belo Horizonte, in the state of Minas Gerais, Brazil, to decide on the following matters:

1-      Examination, discussion and voting on the Report of Management and Financial Statements for the business year ended December 31, 2005, and the respective complementary documents.

2-       Allocation of the net profit for the business year 2005, in accordance with the terms of Article 192 of Law 6404/76, as amended.

3 - Decision on the form and date of payment of Interest on Equity and complementary dividends, in the amount of
R$ 1,096,949,000.

4 - Election of the members and substitute members of the Board of Directors.

5 - Election of the members and substitute members of the Audit Board and setting of their remuneration.

6 - Setting of the remuneration of the company’s managers.

Under Clause 3 of CVM Instruction 165 of December 11, 1991, adoption of a requisition to elect members of the Board by the cumulative voting method requires the affirmative vote of stockholders representing in aggregate a minimum of 5% (five percent) of the company’s total voting stock.

Any stockholder who wishes to be represented by proxy in this General Meeting should obey the terms of Article 126 of Law 6406/76, as amended, and the sole paragraph of Article 9 of the company’s by-laws, by depositing proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with special powers, at the management office of the General Secretariat of Cemig at Av. Barbacena 1,200 – 19th floor, B1 wing, Belo Horizonte, state of Minas Gerais, Brazil, by
10 a.m. on April 27, 2006, or by showing the said proofs of ownership at the time of the meeting.

Belo Horizonte, March 8, 2006.

Wilson Nélio Brumer

Chairman of the Board”

Before the items on the Agenda of the present meeting were put to debate, the representative of the stockholder Southern Electric Brasil Participações Ltda emphasized that the changes in the Bylaws made by the Extraordinary General Meeting of October 25, 1999, and also subsequent changes, were approved only in view of the suspension of the Stockholders’ Agreement, by a decision of the Judiciary, and were, thus, provisional and precarious, and that as a result the acts and operations practiced, or submitted for approval by the management bodies of CEMIG, supported by such alterations in the Bylaws made under the protection of the Court decision currently in force, may, at any moment, be reviewed and withdrawn from the legal universe.

On this question, the representatives of the stockholder State of Minas Gerais reminded the Meeting that the decision which annulled the Stockholders’ Agreement signed between the State of Minas Gerais and Southern Electric Brasil Participações Ltda. no longer has an interim or provisional character – being a decision on the merits; and that therefore this is not a case of suspension, but annulment. He added that there is a decision on the merits, confirmed by the Appeal Court of the State of Minas Gerais, which annuls the Stockholders’ Agreement. They further stated that the decisions of this Meeting of Stockholders may only take into account what exists in the present day, and that not to vote on matters while waiting for a Court decision would be irresponsible since, in reality, by force of a

Court decision the said Stockholders’ Agreement cannot produce any affect, and that decisions taken are taken strictly in compliance with the Court decision. Finally, they said that the Extraordinary Special Appeals brought by Southern were not allowed for hearing by the Vice-chairman of the Appeal Court of Minas Gerais State, and that, more recently, the Higher Appeal Court had refused the Interlocutory and Special Appeals filed by Southern, reinforcing the legal situation already declared by the Appeal Court of Minas Gerais, that is to say, the inefficacy of the Stockholders’ Agreement which is the subject of the action.

The Chairman then, in accordance with Item 1 of the Agenda, placed in debate the Report of Management and the Financial Statements, for the year ended December 31, 2005, and the respective complementary documents, explaining that these had been widely disseminated in the press, since they were placed at the disposal of the stockholders, by an advice inserted in the newspapers Minas Gerais, official publication of the Powers of the State, on March 10, 11 and 14, 2006; O Tempo on March 10, 11 and 13, 2006; and Gazeta Mercantil on March 10, 13 and 14, 2006; and by publication on April 8, 2006 in Minas Gerais, the official publication of the Powers of the State, and in O Tempo; and in Gazeta Mercantil on April 10, 2006.

The Chairman then put to the vote the Report of Management and the Financial Statements for the year ended December 31, 2005, and the respective complementary documents, and these were approved, with the abstention of the person legally impeded from voting.

Continuing with the Meeting, the Chairman requested the Secretary to read the Proposal of the Board of Directors, relating to items 2 and 3 of the Agenda, and also the Opinion given by the Audit Board thereon, the contents of these documents being as follows:

“PROPOSAL OF THE BOARD OF DIRECTORS TO THE ORDINARY GENERAL
MEETING TO BE HELD BY APRIL 30, 2006

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig,

in accordance with Article 192 of Law 6404 of December 15, 1976, as amended, and the company’s bylaws, and considering the financial statements for the business year 2005, presenting net profit of R$ 2,003,399,000.00, hereby propose to you that the net profit for the business year 2005, in the amount indicated, should be allocated as follows:

1)     R$ 100,170,000, being 5% of the net profit, to the Legal Reserve, in accordance with sub-clause “a” of the sole sub-paragraph of Article 28 of the bylaws.

2)     R$ 383,351,000 to Retained earnings, for use as working capital, pursuant to the following decisions (amounts are in Reais):

•      R$ 1,205,000.00: injection of capital into Usina Termelétrica de Barreiro S.A., authorized by CRCA-033/2005 of June 30, 2005, paid on June 30, 2005, within the budget for 2005;

•      R$ 21,885,720.00 injection of capital into Transchile Charrua Transmisson S.A., in relation to the Charrua-Nueva Temuco Transmission Line project, in Chile, authorized by CRCA-042/2005, of July 6, 2005, of which R$ 4,185,720.00 was paid on December 27, 2005 within the budget for 2005 and R$ 17,700,000.00 has been allocated for payment within the budget of 2006;

•      R$ 120,298.00 injection of capital into Cemig Trading S.A., authorized by CRCA-052/2005, of October 3, 2005, effected on November 30, 2005 within the budget for the year 2005;

•      R$ 3,000,000.00 injection of capital into Rio Minas Energia S.A., a company yet to be formed, to cover the costs associated with the economic-financial valuation of Light Serviços de Eletricidade S.A., authorized by CRCA-084/2005, of December 12, 2005, as an additional amount included in the 2006 budget;

•      R$ 2,392,250.00 injection of capital into Companhia Transleste de Transmissão, in relation to the Montes Claros-Irapé Transmission Line project, authorized by CRCA-085/2005, of December 30, 2005, payment having been made on January 4, 2006, as an additional amount included in the budget for 2006;

•      R$ 354,748,000.00 for use as fixed and working capital, in accordance with the budget for 2006 authorized by CRCA-078/2005, of December 22, 2005, made up as follows:

•      I - R$ 85,653,000.00 in injections of capital, as follows:

a)         R$ 300,000.00 in Usina Termelétrica Barreiro S.A. and the execution of the Barreiro Hydroelectric Power Plant Project;

b)         R$ 21,253,000.00 in the Capim Branco Energia S.A. Consortium and execution of the Capim Branco I and II Hydroelectric Power Plants;

c)         R$ 400,000.00 in Companhia Transudeste de Transmissão and execution of the Itutinga-Juiz de For a Transmission Line Project;

d)         R$ 19,700,000.00 in Companhia de Transmissão Centro-Oeste de Minas and execution of the Furnas-Pimenta Transmission Line Project;

e)         R$ 800,000.00 in Companhia Transirapé de Transmissão and execution of the Irapé-Araçuai Transmission Line Project;

f)          R$ 7,400,000.00 in Cemig PCH S.A. and execution of the Pai Joaquim small Hydroelectric Plant Project;

g)         R$ 10,800,000.00 in Empresa de Infovias S.A.;

h)         R$ 25,000,000.00 in Companhia de Gás de Minas Gerais;

•      II- R$ 1,305,000.00 for investment in feasibility studies for acquisition of companies and general equipment and services;

•      III- R$ 267,790,000.00 for use as working capital involving expenses, taxes and debt servicing.

3) R$ 1,096,949,000 as obligatory dividend, payable to the company’s stockholders, under sub-clause “b” of the sole sub-paragraph of Article 28 of the bylaws and the applicable legislation; as follows:

3.1) R$ 635,000,000 in the form of Interest on Equity, under the following decisions:

•            R$ 283,000,000 payable to stockholders in the Company’s Nominal Share Registry on July 10, 2005, under
CRCA-035/2005, of June 30, 2005;

•            R$ 195,000,000 payable to stockholders in the Nominal Share Registry on November 8, 2005, under
CRCA-059/2005, of December 28, 2005; and

•            R$ 157,000,000 payable to stockholders in the Nominal Share Registry on January 2, 2006, under
CRCA-081/2005, of December 22, 2005;

3.2) R$ 461,949,000 as complementary dividends.

4)              R$ 422,929,000 to be held in Stockholders’ Equity in the Statutory Reserve account specified by sub-Clause “c”, sole sub-paragraph, of Clause 28 and Clause 30 of the bylaws.

The payments of dividends and Interest on Equity are to be made in two installments up to June 30, 2006 and December 30, 2006.

These payments may be brought forward depending on availability of cash, at the decision of the Executive Officers.

Appendix 1 is a summary of Cemig’s Cash Budget for 2006, approved by the Board of Directors, indicating inflow of funds and disbursements for compliance with the decisions on allocation of the profit for the year.

Appendix 2 is a summary of the calculation of the dividends proposed by the Management, in accordance with the bylaws.

As can be seen, the purpose of this proposal is to meet the legitimate interests of the stockholders and of the Company, and for this reason the Board of Directors hopes that, subject to any statement by the Audit Board, they will be approved by you, the stockholders.

Belo Horizonte, March 8, 2006.

Signed by

Wilson Nélio Brumer – Chairman	Francelino Pereira dos Santos – Member
Djalma Bastos de Morais – Vice-Chairman	Haroldo Guimarães Brasil – Member
Aécio Ferreira da Cunha – Member	José Augusto Pimentel Pessoa – Member
Alexandre Heringer Lisboa – Member	Maria Estela Kubitschek Lopes – Member
Andréa Paula Fernandes Pansa – Member	Francisco Sales Dias Horta – Member
Antônio Luiz Barros de Salles – Member	Guy Maria Villela Paschoal – Member”
Carlos Augusto Leite Brandão – Member

APPENDIX 1
TO THE PROPOSAL BY THE BOARD OF DIRECTORS
TO THE ORDINARY GENERAL MEETING TO BE HELD BY APRIL 30, 2006
CASH BUDGET FOR 2006 (*)
COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Amounts in R$ ‘000

Description	Total 2006(*)	AV%
A – Initial balance	298,835	—

B – Incoming funds	2,349,021	100.0
Taxation[.1]	—	—
From subsidiaries	1,446,021	61.6
Assignment of CRC account to FIDC	900,000	40.7
(Itaú BBA)
Others	3,000	0.1

C-Disbursements	2,448,289	100.02
Capital expenditure program	110,050	4.5
Expenses budget	106,979	4.4
Taxes	135,664	5.5
Service of debt	25,147	1.0
Dividends and Interest on Equity, 2005	1,173,449	48.0
Extraordinary dividends	897,000	36.6

D- Final balance (=A+B-C)	199,567	—

Note: (*)    Approval by CRCA-078/2005, of December 22, 2005, plus the following adjustments: Inclusion of R$ 900,000,000 from assignment of the CRC contract to the FIDC (Itaú-BBA). Dividends: Cemig GT: R$ 445,029,000;
Cemig D: R$ 940,623,000; From subsidiaries: R$ 60,549,000. Original investments of R$ 104,658,000 plus
CRCA-084/2005 - R$ 3,000,000 and CRCA-085/2005 - R$ 2,393,000. Dividends and IOE: Dividends for 2005
R$ 1,096,949,000 plus balance of 2004 dividends, R$ 76,500,000. Extraordinary dividends: R$ 897,000,000, paid in January 2006.

APPENDIX 2
TO THE PROPOSAL BY THE BOARD OF DIRECTORS
TO THE ORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD BY
APRIL 30, 2006

DEMONSTRATION OF CALCULATION OF THE PROPOSED DIVIDENDS
COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

	Holding company
	R$ ’000
Calculation of the statutory minimum dividends for the preferred shares	2005	2004

Nominal value of the preferred shares	912,797	912,797
Percent on the nominal value of the preferred shares	10,00%	10,00%
Value of dividends by the first payment criterion	91,280	91,280

Value of stockholders’ equity	7,289,222	7,251,385
Preferred shares as a percentage of stockholders’ equity	56,29%	56,29%
Amount of value of preferred shares to be used in calculation	4,103,103	4,081,805
Percentage applied to this amount	3,00%	3,00%
Value of dividends under the second payment criterion	123,093	122,454

Minimum obligatory statutory dividends for the preferred shares	123,093	122,454

Obligatory dividends
Net profit for the business year	2,003,399	1,384,801
Obligatory dividend – 50.00% of net profit	1,001,699	692,400

Net dividends proposed
Interest on equity	635,000	510,000
Complementary dividends	461,949	258,900
	1,096,949	768,900
(-) Income tax withheld at source on payment of interest on equity	(61,274)	(45,926)
Total	1,035,675	722,974

Total gross dividend for preferred shares	617,473	432,814
Total gross dividend for common shares	479,476	336,086

Net dividend per thousand shares – R$
Minimum statutory dividend for the preferred shares	1.35	1.34
Obligatory dividend	6.18	4.28
Dividend proposed	6.39	4.46 ”

OPINION OF THE AUDIT BOARD

The undersigned members of the Audit Board of Companhia Energética de Minas Gerais - Cemig, pursuant to their responsibilities under the applicable legislation and the company’s bylaws, examined the Proposal of the Board of Directors for allocation of the net profit for the year ended 31 December 2005, in the amount of R$ 2,003,399,000 as follows:

1)             R$ 100,170,000, being 5% of the net profit, to the Legal Reserve, in accordance with sub-clause “a” of the sole sub-paragraph of Article 28 of the bylaws.

2)             R$ 383,351,000 to Retained earnings, for use as fixed and working capital, pursuant to the following decisions (amounts are in Reais):

•                                          R$ 1,205,000.00: Injection of capital into Usina Termelétrica de Barreiro S.A., authorized by CRCA-033/2005 of June 30, 2005, paid on June 30, 2005, within the budget for 2005;

•                                          R$ 21,885,720.00: Injection of capital into Transchile Charrua Transmisson S.A., in relation to the Charrua-Nueva Temuco Transmission Line project, in Chile, authorized by CRCA-042/2005, of July 6, 2005, of which
R$ 4,185,720.00 was paid on December 27, 2005 within the budget for 2005 and R$ 17,700,000.00 has been allocated for payment within the budget of 2006;

•                                          R$ 120,298.00: Injection of capital into Cemig Trading S.A., authorized by CRCA-052/2005, of October 3, 2005, effected on November 30, 2005 within the budget for the year 2005;

•                                          R$ 3,000,000.00 injection of capital into Rio Minas Energia S.A., a company yet to be formed, to cover the costs associated with the economic-financial valuation of Light Serviços de Eletricidade S.A., authorized by CRCA-084/2005, of December 12, 2005, as an additional amount included in the 2006 budget;

•                                          R$ 2,392,250.00 injection of capital into Companhia Transleste de Transmissão, in relation to the Montes Claros-Irapé Transmission Line project, authorized by CRCA-085/2005, of December 30, 2005, payment having been made on January 4, 2006, as an additional amount included in the budget for 2006;

•                                          R$ 354,748,000.00 for use as fixed and working capital, in accordance with the budget for 2006 authorized by CRCA-078/2005, of December 22, 2005, made up as follows:

•                                          I - R$ 85,653,000.00 in injections of capital, as follows:

a)                                      R$ 300,000.00 in Usina Termelétrica Barreiro S.A. and the execution of the Barreiro Hydroelectric Power Plant Project;

b)                                     R$ 21,253,000.00 in the Capim Branco Energia S.A. Consortium and execution of the Capim Branco I and II Hydroelectric Power Plants;

c)                                      R$ 400,000.00 in Companhia Transudeste de Transmissão and execution of the Itutinga-Juiz de For a Transmission Line Project;

d)                                     R$ 19,700,000.00 in Companhia de Transmissão Centro-Oeste de Minas and execution of the Furnas-Pimenta Transmission Line Project;

e)                                      R$ 800,000.00 in Companhia Transirapé de Transmissão and execution of the Irapé-Araçuai Transmission Line Project;

f)                                        R$ 7,400,000.00 in Cemig PCH S.A. and execution of the Pai Joaquim small Hydroelectric Plant Project;

g)                                     R$ 10,800,000.00 in Empresa de Infovias S.A.;

h)                                     R$ 25,000,000.00 in Companhia de Gás de Minas Gerais;

•                                          II - R$ 1,305,000.00 for investment in feasibility studies for acquisition of companies and general equipment and services;

•              III - R$ 267,790,000.00 for use as working capital involving expenses, taxes and debt servicing.

3)             R$ 1,096,949,000 as obligatory dividend, payable to the company’s stockholders, under sub-clause “b” of the sole sub-paragraph of Article 28 of the bylaws and the applicable legislation; as follows:

3.1) R$ 635,000,000 in the form of Interest on Equity, under the following decisions:

•              R$ 283,000,000 payable to stockholders in the Company’s Nominal Share Registry on July 10, 2005, under CRCA-035/2005, of June 30, 2005;

•              R$ 195,000,000 payable to stockholders in the Nominal Share Registry on November 8, 2005, under CRCA-059/2005, of December 28, 2005; and

•              R$ 157,000,000 payable to stockholders in the Nominal Share Registry on January 2, 2006, under CRCA-081/2005, of December 22, 2005;

3.2) R$ 461,949,000 as complementary dividends.

4)             R$ 422,929,000 to be held in Stockholders’ Equity in the Statutory Reserve account specified by sub-Clause “c”, sole sub-paragraph, of Clause 28 and Clause 30 of the bylaws.

5)             The payments of dividends and Interest on Equity are to be made in two installments up to June 30, 2006 and December 30, 2006. These payments may be brought forward depending on availability of cash, at the decision of the Executive Officers.

After careful analysis of the said proposal and further considering that the legal rules governing the matter, and also the joint interests of Cemig and its stockholders, were obeyed, the members of the Audit Board decided in favor of its approval by the Ordinary General Meeting of Stockholders to be held by April 30, 2008.

Belo Horizonte, 8 March, 2006.

(Signed by)            Thales de Souza Ramos Filho,

Itamaury Teles de Oliveira,

Luiz Guaritá Neto,

Aristóteles Luiz Menezes Vasconcellos Drummond

Luiz Otávio Nunes West

The Chairman then put to debate the Proposal of the Board of Directors in relation to items 2 and 3 of the Agenda, explaining that the amounts relating to the portion of 5% (five per cent) of the net profit for the year established by the Ordinary and Extraordinary General Meetings of Stockholders held jointly on April 30, 2002, with a view to serving projects of a social nature, and also the financial coverage of the activities of the Minas Gerais Industrial Development Institute (INDI), would be – as from this Meeting – controlled in a current account by the financial department of the Company.

Asking for the floor, the stockholder and Corporate Director of Cemig Heleni de Mello Fonseca proposed a slight change in Appendix 1 to the Proposal by the Board of Directors to this Meeting, in accordance with a new version, which had been distributed to the stockholders present, to adjust the information therein to the decision of the Board of Directors of the Company made at its Meeting of December 21, 2005, the content of which Appendix is as follows

“APPENDIX 1

TO THE PROPOSAL OF THE BOARD OF DIRECTORS
TO THE ANNUAL GENERAL MEETING OF STOCKHOLDERS
TO BE HELD BY APRIL 30, 2006.

CASH BUDGET FOR 2006 (*)
COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Amounts in R$ ‘000

Description	Total 2006 (*)	AV%
A – Initial balance	298,835	—

B – Incoming funds	2,349,021	100.0
Taxation[.2]	—	—
From subsidiaries	1,446,021	61.6
Assignment of CRC account to FIDC	900,000	40.7
(Itaú BBA)
Others	3,000	0.1

C – Disbursements	2,395,407	100.0
Capital expenditure program	57,168	2.4
Expenses budget	106,979	4.5
Taxes	135,664	5.7
Service of debt	25,147	1.0
Dividends and Interest on Equity, 2005	1,173,449	49.0
Extraordinary dividends	897,000	37.4

D – Final balance (=A+B-C)	252,449	—

Note: (*) Approval by CRCA-078/2005, of December 22, 2005, plus the following adjustments: Inclusion of R$ 900,000,000 from assignment of the CRC contract to the FIDC (Itaú-BBA). Dividends: Cemig GT: R$ 445,029,000; Cemig D: R$ 940,623,000; From subsidiaries: R$ 60,549,000. Original investments of R$ 51.775,000 plus CRCA-084/2005 - R$ 3,000,000 and CRCA-085/2005 - R$ 2,393,000. Dividends and IOE: Dividends for 2005 R$ 1,096,949,000 plus balance of 2004 dividends, R$ 76,500,000. Extraordinary dividends: R$ 897,000,000, paid in January 2006.”

The above mentioned Proposal of the Board of Directors relating to items 2 and 3 of the Agenda, with the alteration requested by the stockholder and Director of Cemig Heleni de Mello Fonseca was put to the vote and approved unanimously.

Continuing the proceedings, the Chairman advised the Meeting that the periods of office of the members of the Board of Directors terminate at this present Meeting, and that there should therefore be a new election to the said Board, with period of office of 3 (three) years, that is to say, up to the Ordinary Annual General Meeting of Stockholders

to be held in 2009. He informed the Meeting that the stockholder Southern Electric Brasil Participações Ltda. had, in a letter in the Company’s possession, requested the adoption of Cumulative Voting, and that a total of 4,335,670,826 (four billion, three hundred and thirty five million, six hundred and seventy thousand, eight hundred and twenty six) votes would be necessary for the election of each member of the Board of Directors.

He finally explained that it would be necessary, first, and in view of Clause 12 of the Bylaws, to proceed to the election of the sitting member and his or her respective substitute member nominated by representatives of the holders of preferred shares so that the instrument of cumulative voting could then be applied to fill the vacancies remaining on the Board of Directors.

Asking for the floor, as holders of preferred shares, the representative of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ and the stockholders represented by Ms. Jéssica de Camargo Reaoch appointed the following stockholders to be members of the Board of Directors:

Sitting member:

Wilton de Medeiros Daher

• Brazilian, married, bank employee, resident and domiciled in Fortaleza, in the State of Ceará, at Rua Barbosa de Freitas 200/1700, in the district of Meireles, CEP 60170-020, bearer of Identity Card 823372 issued by the Public Security Office of the Federal District and CPF 003534344-34;

and, as his substitute,

Luiz Aníbal de Lima Fernandes

Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Felipe dos Santos 365/1100, district of Lourdes, CEP 30180-160, bearer of Identity Card MG129330 issued by the Public Security Office of the State of Minas Gerais and CPF 006380806-49.

The Chairman then submitted the above mentioned nominations to debate and, subsequently, to voting, separately, and they were approved unanimously. The Chairman explained that, to complete the Board of Directors, the representative of the stockholder Southern Electric Brasil Participações Ltda. should nominate five sitting members and respective substitute members, and the representatives of the stockholder State of Minas Gerais should nominate eight sitting members and respective substitutes. Asking for the floor, the representative of the stockholder Southern Electric Brasil Participações Ltda nominated for membership of the Board of Directors the stockholders:

Sitting members:

Carlos Augusto Leite Brandão

• Brazilian, married, engineer, resident and domiciled in São Paulo, São Paulo State at Rua Joel Carlos Borges 60/608, district of Cidade de Monções, CEP 04571-912, bearer of Identity Card M-463193 issued by the Public Security Office of the State of Minas Gerais and CPF 270396506-06;

Andréa Paula Fernandes Pansa

• Brazilian, married, company manager, resident and domiciled in Barueri, São Paulo State at Av. Cauaxi, 152/602, in the district of Alphaville Industrial, CEP 06454-020, bearer of Identity Card 16321265-X issued by the Public Security Office of the State of São Paulo and CPF 098222028-65;

Evandro Veiga Negrão de Lima

• Brazilian, married, businessman, resident and domiciled in Belo Horizonte, Minas Gerais at Av. Otacílio Negrão de Lima 5219, in the district of Pampulha, CEP 31365-450, bearer of Identity Card M-1342795, issued by the Public Security Office of the State of Minas Gerais and CPF 000761126-91;

José Augusto Pimentel Pessôa

• Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Padre Francisco Arantes 380, district of Vila Paris, CEP 30380-730, bearer of Identity Card M-129412 issued by the Public Security Office of the State of Minas Gerais and CPF 001303706-49;

and Haroldo Guimarães Brasil	• Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Alvarenga Peixoto 435/502, district of Lourdes, CEP 30180-120, bearer of

Identity Card 43389/D issued by CREA, Minas Gerais, and CPF 555424416-53;

Substitute members, respectively:

Eduardo Leite Hoffmann

• Brazilian, married, consultant, resident and domiciled in São Paulo, São Paulo State at Rua Diogo Jácomo 685/93, district of Vila Nova Conceição, CEP 04512-001, bearer of Identity Card 9859952, issued by the Public Security Office of the State of São Paulo and CPF 016941148-64;

Maria Amália Delfim de Melo Coutrim

• Brazilian, married, economist, resident and domiciled in Rio de Janeiro at Av. Rui Barbosa 582/12th Floor, district of Flamengo, CEP 22250-020, bearer of Identity Card M-12944, issued by Corecon of the State of Rio de Janeiro and CPF 654298507-72;

Andréa Leandro Silva

• Brazilian, single, lawyer, resident and domiciled in São Paulo, São Paulo State at Rua Ibiaporã 139, district of Água Funda, CEP 04157-090, bearer of Identity Card 24481467-3, issued by the Public Security Office of the State of São Paulo and CPF 165779628-04;

Eduardo Castilho de Vasconcellos Costa

• Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Inglaterra 661, district of Copacabana, CEP 31540-360, bearer of Identity Card M-5586589, issued by the Public Security Office of the State of Minas Gerais and CPF 905090306-10;

and Antônio Renato do Nascimento

• Brazilian, married, lawyer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Almirante Alexandrino 761/302, district of Gutierrez, CEP 30430-020, bearer of Identity Card M-580979 issued by the Public Security Office of the state of Minas Gerais and CPF 337328178-49.

The representatives of the stockholder State of Minas Gerais then asked for the floor and nominated as members of the Board of Directors the following stockholders:

Sitting members:

Wilson Nélio Brumer

• Brazilian, married, company administrator, resident and domiciled in Nova Lima, Minas Gerais at Alameda da Serra, 1268/200, district of Vale do Sereno, CEP 34000-000, bearer of Identity Card M-494249 issued by the Public Security Office of the State of Minas Gerais and CPF 049142366-72;

Djalma Bastos de Morais

• Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Av. Bandeirantes, 665/401, district of Sion, CEP 30315-000, bearer of Identity Card 019112140-9, issued by the Army Ministry and CPF 006633526-49;

Francelino Pereira dos Santos

• Brazilian, married, lawyer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Professor Antônio Aleixo 222/902, District of Lourdes, CEP 30180-150, bearer of Identity Card M-2063564, issued by the Public Security Office of the State of Minas Gerais and CPF 000115841-49;

Maria Estela Kubitschek Lopes

• Brazilian, married, architect, resident and domiciled in Rio de Janeiro, Rio de Janeiro State at Rua Alberto de Campos 237/101, District of Ipanema, CEP 22411-030, bearer of Identity Card 45280-D, issued by CREA-RJ and CPF 092504987-56;

Alexandre Heringer Lisboa

• Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Doutor Lucídio Avelar 100/602, District of Estoril, CEP 30455-790, bearer of Identity Card M-510577, issued by the Public Security Office of the State of Minas Gerais and CPF 222275206-04;

Nilo Barroso Neto

• Brazilian, married, diplomat, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Sergipe 1348/2104, District of Funcionários, CEP 30130-171, bearer of Identity Card 87141, issued by the Foreign Relations Ministry and CPF 238617111-68;

Aécio Ferreira da Cunha

• Brazilian, married, lawyer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Professor Antônio Aleixo 82/501, District of Lourdes, CEP 30180-150, bearer of Identity Card M3773488, issued by the Public Security Office of the State of Minas Gerais and CPF 000261231-34;

and Antônio Adriano Silva

• Brazilian, married, company manager, resident and domiciled in Brasília, Federal District, at SHS, Quadra 01, Bloco A, Apt. 523, Asa Sul, CEP 70322-900, bearer of Identity Card M-1411903, issued by the Public Security Office of the State of Minas Gerais and CPF 056346956-00;

and as their respective substitute members:

Fernando Lage de Melo

• Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Universo 208/701, District of Santa Lúcia, CEP 30350-480, bearer of Identity Card M-400126, issued by the Public Security Office of the State of Minas Gerais and CPF 293756816-53;

Luiz Antônio Athayde Vasconcelos

• Brazilian, married, economist, resident and domiciled in Ibirité, Minas Gerais at Alameda das Jangadas 2124, District of Condomínio das Jangadas, Sector 2, Section/Quintas das Jangadas, CEP 32400-000, bearer of Identity Card M-4355, issued by the Public Security Office of the State of Minas Gerais and CPF 194921896-15;

Marco Antônio Rodrigues da Cunha

• Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Miguel Abras 33/501, District of Serra, CEP 30220-160, bearer of Identity Card M-281574, issued by the Public Security Office of the State of Minas Gerais and CPF 292581976-15;

Luiz Henrique de Castro Carvalho

• Brazilian, married, engineer, resident and domiciled in Brumadinho, Minas Gerais at Rua Pitangueiras 261, District of Condomínio Retiro das Pedras, CEP 35460-000, bearer of Identity Card M-1115516, issued by the Public Security Office of the State of Minas Gerais and CPF 315051986-15;

Franklin Moreira Gonçalves

• Brazilian, married, data processing technologist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua João Alberto Filho, 551/302, District of Sagrada Família, CEP 31030-410, bearer of Identity Card M-5540831, issued by the Public Security Office of the State of Minas Gerais and CPF 754988556-72;

Guilherme Horta Gonçalves Júnior

• Brazilian, single, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Engenheiro Walter Kurrle 51/902, District of Belvedere, CEP 30320-700, bearer of Identity Card 1622046, issued by the Public Security Office of the Federal District and CPF 266078757-34;

and Eduardo Lery Vieira

• Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Aripuanã 80/302, District of Estoril, CEP 30455-830, bearer of Identity Card M-975155, issued by the Public Security Office of the State of Minas Gerais and CPF 079802996-04;

and Lauro Sérgio Vasconcelos David

• Brazilian, married, company manager, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Cruz Alta 107/302, District of João Pinheiro, CEP 30530-150, bearer of Identity Card M-3373627, issued by the Public Security Office of the State of Minas Gerais and CPF 603695316-04.

The nominations by the representative of the stockholder Southern Electric Brasil Participações Ltda and the representatives of the stockholder state of Minas Gerais were put to the vote and approved, the representative of the stockholder Southern Electric Brasil Participações Ltda having voted for the Board Members which it nominated; and nominations by the representatives of the stockholder State of Minas Gerais were approved, the representatives of the stockholder State of Minas Gerais having voted for the Board Members which it nominated. The Board Members nominated declared – in advance – that they are not subject to any prohibition on the exercise of commercial activity, that they do not occupy any position in a company that can be considered a competitor of the Company, nor have nor represent any interest conflicting with that of Cemig, and gave a solemn undertaking to obey the principles of the Code of Ethics of the State of Minas Gerais.

Continuing with the Agenda, the Chairman informed the Meeting that the period of office of the Audit Board terminates with the present Meeting of Stockholders, and that there should thus be a new election to the said Board, with a period of office of 1 (one) year, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 2007.

The Chairman explained that the said election would take place with separate voting, for candidates nominated by holders of preferred shares and for candidates nominated by minority stockholders. Thus, the Chairman put to debate the election of the sitting and substitute members of the Audit Board.

Asking for the floor, as holders of preferred shares, the representative of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ and the stockholders represented by Ms. Jéssica de Camargo Reaoch and by Mr. Daniel Alves Ferreira made the following nominations for the Audit Board:

Sitting member:

Ari Barcelos da Silva

• Brazilian, married, company manager, resident and domiciled in Rio de Janeiro, Rio de Janeiro State at Rua Professor Hermes Lima 735/ 302, District of Recreio dos Bandeirantes, CEP 22795-061, bearer of Identity Card 2027107-7, issued by CRA-RJ and CPF 006124137-72

Substitute member:

Carlos Volpe de Paiva	• Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Tomé de Souza 1225/2001, District of Funcionários, CEP 30140-131, bearer of

Identity Card 2024D, issued by CREA-RJ and CPF 086834337-49.

The Chairman then put the above mentioned nominations to debate and subsequently to the vote – separately, with only the holders of preferred shares participating – and they were approved unanimously.

Asking for the floor, the representative of the stockholder Southern Electric Brasil Participações Ltda, for the minority of the stockholders with the right to vote, nominated for the Audit Board:

as sitting member,

Luiz Otávio Nunes West

• Brazilian, married, accountant, resident and domiciled in Rio de Janeiro, Rio de Janeiro State at Rua General Ivan Raposo 148/202, District of Barra da Tijuca, CEP 22621-040, bearer of Identity Card 010926/0-8, issued by the Regional Accounting Council of Bahia and CPF 146745485-00;

and as his substitute,

Augusto Cesar Calazans Lopes

• Brazilian, married, accountant, resident and domiciled in Rio de Janeiro, Rio de Janeiro State at Rua Bambina 17/804, District of Botafogo, CEP 22251-050, bearer of Identity Card 097524730, issued by the Felix Pacheco Institute, and CPF 042980307-92.

The above mentioned nominations were put to debate and subsequently to the vote – separately – and were approved unanimously.

Asking for the floor, the representatives of the stockholder State of Minas Gerais nominated, as majority stockholder, the following as members of the Audit Board: Sitting Members:

Luiz Guaritá Neto

• Brazilian, married, engineer and businessman, resident and domiciled in Uberaba, Minas Gerais at Rua dos Andradas 705/1501, District of Nossa Senhora da Abadia, CEP 38025-200, bearer of Identity Card M-324134, issued by the Public Security Office of the State of Minas Gerais and CPF 289118816-00;

Aristóteles Luiz Menezes Vasconcellos Drummond

• Brazilian, married, journalist, resident and domiciled in Rio de Janeiro, Rio de Janeiro State at Av. Rui Barbosa 460/801, District of Flamengo, CEP 22250-020, bearer of Identity Card 1842888, issued by the Félix Pacheco Institute and CPF 026939257-20;

and Thales de Souza Ramos Filho

• Brazilian, married, doctor, resident and domiciled in Juiz de Fora, Minas Gerais at Rua Severino Meireles 67, District of Passos, CEP 36025-040, bearer of Identity Card M-290728, issued by the Public Security Office of the State of Minas Gerais and CPF 003734436-68;

and as respective substitute:

Ronald Gastão Andrade Reis

• Brazilian, married, company manager, resident and domiciled in Rio de Janeiro, Rio de Janeiro State at Rua Almirante Guilhem 332/701, District of Leblon, CEP 22440-000, bearer of Identity Card M-104612, issued by the Public Security Office of the State of Minas Gerais and CPF 007237036-04;

Marcus Eolo de Lamounier Bicalho

• Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Adolfo Radice 114, District of Mangabeiras, CEP 30315-050, bearer of Identity Card M-1033867, issued by the Public Security Office of the State of Minas Gerais and CPF 001909696-87;

and Aliomar Silva Lima

• Brazilian, married, economist, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Timbiras 2505/902, District of Funcionários, CEP 30140-061, bearer of Identity Card MG-449262, issued by the Public Security Office of the State of Minas Gerais and CPF 131654456-72,.

The nominations of the representatives of the stockholder State of Minas Gerais were put to the vote and approved unanimously.

The Board Members now elected declared – in advance – that they are not subject to any prohibition on the exercise of commercial activity and assumed solemn undertakings to obey the principles of the Code of Ethics of the State of Minas Gerais.

Continuing with the Agenda, the Chairman put to debate the remuneration of the Managers and members of the Audit Board of the Company.

Asking for the floor, the representative of the stockholder State of Minas Gerais asked the Chairman to submit to consideration by the stockholders the following Proposal for Remuneration of the Administrators of the Company:

1-                                      The global annual amount for remuneration of the Managers and the members of the Audit Board, made up of the Board of Directors, the Executive Board and the Audit Board, to be up to R$ 5,788,000.00 (five million, seven hundred and eighty eight thousand Reais), including health insurance for Directors, to be contracted at the same standard of the health plan in force for the employees of the Company, while the amounts currently received by the Managers as monthly remuneration, paid leave, bonuses and other benefits of any nature would remain unchanged.

2 –                                The members of the Board of Directors and the Audit Board to be entitled, respectively, to 20% (twenty per cent) and 10% (ten per cent) of the monthly average remuneration of the Directors, subject to the payment criteria currently in force.

3 -                                   That members of the Board of Directors and the Audit Board, sitting or substitute, who are resident in other municipalities should be reimbursed the expenses of travel and accommodation necessary for them to appear at meetings held at the head office of the Company.

4 -                                   That the remuneration of the Executive Board should be paid on the same dates and adjusted on the basis of the same indices and periodicity of adjustment as the salaries of the employees of the Company, subject to prior agreement, in relation to the indices for adjustment to be applied to the remuneration of the managers, by the General Coordination, Planning, Management and Finances Chamber of the State of Minas Gerais, and subject to the global limit set in item 1 above.

The proposal of the representatives of the stockholder State of Minas Gerais was put to the vote and approved, with the abstention of the representative of the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, as a result of the data necessary for prior examination of the matter not being made available, and of the stockholder Heleni de Mello Fonseca.

The Chairman then informed the Meeting that, due to the result of the administrative tender proceeding for contracting of services of publication of material of a legal nature, the publications of Cemig in accordance with Law 6404 of December 15, 1976 as subsequently amended and CVM Instruction 232, of February 10, 1995, should be made not only in Minas Gerais, the official publication of the Powers of the State, but also in the newspapers O Tempo and Gazeta Mercantil, without prejudice to any publication in other newspapers.

The Meeting was opened to the floor, and the following spoke: The representatives of the stockholder State of Minas Gerais expressed a recommendation by the State of Minas Gerais, in its capacity as controlling stockholder of Cemig that, in the General Meetings of Stockholders of Companhia de Gás de Minas Gerais – Gasmig, matters relating to the remuneration or concession of benefits of any nature to the managers of that Company should not be approved without previous agreement by the General Coordination, Planning, Management and Finances Chamber of the State of Minas Gerais. The Chairman then requested that the Directors of Gasmig should be informed of this recommendation. The stockholder Clube de Investimentos dos Empregados da Cemig then took the floor and expressed his thanks for the nomination of representatives of that Club on the Company’s Board of Directors and Audit Board.

No further parties wishing to take the floor, the Chairman ordered the session adjourned for the time necessary for preparation of these Minutes. The Meeting being reopened, the President, after putting the said Minutes to debate and to the vote and verifying that it had been approved and signed, closed the meeting. I, Anamaria Pugedo Frade Barros, Secretary, wrote these Minutes and sign jointly with those present.

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby inform our stockholders that the Board of Directors, in a meeting held on 27 April 2006, decided to pay interest on equity in respect of the year 2006, in accordance with Section 9 of Law 9249/95 of 26 December 1995, which shall be taken into account and offset in the calculation of the obligatory dividend, in accordance with Clause 29, Paragraph 2 of the Bylaws, in the amount of R$169,067,000.00 (one hundred sixty nine million sixty seven thousand Reais), which corresponds to R$1.0430781547 per thousand shares. This amount will be paid in two equal parts, the first on or before 30 June 2007 and the second on or before 30 December 2007.

All stockholders whose names are on the company’s Nominal Share Register on 11 May 2006 will have the right to this payment, on which tax at 15% will be withheld at source of payment, other than for stockholders that are exempt from this withholding under current legislation.

The shares will trade with the exclusion of this benefit on 12 May 2006.

We remind stockholders of the importance of updating their registration information. This can be done by visiting any branch of Banco Itaú S.A. (the institution which administers Cemig’s system of registered nominal shares), taking their personal documents with them.

Belo Horizonte, 27 April 2006

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – Taxpayer ID No. 17.155.730/0001-64

Meeting of the Board of Directors

Summary of the Deliberations

At its meeting held on April 27, 2006 the Board of Directors of Companhia Energética de Minas Gerais – CEMIG made the following decisions:

1.               Approved the payment of Interest on Equity, to be offset as part of the obligatory minimum dividend, in the amount of R$169,067,000.00 (one hundred sixty nine million sixty seven thousand Reais), which corresponds to R$1.0430781547 per thousand shares. This amount will be paid in two equal parts, the first on or before 30 June 2007 and the second on or before 30 December 2007.

2.               All stockholders whose names are on the company’s Nominal Share Register on 11 May 2006 will have the right to this payment

3.               The shares will trade with the exclusion of this benefit on 12 May 2006.

Companhia Energética de Minas Gerais – CEMIG
Listed company

CNPJ nº 17.155.730/0001-64
NIRE nº 313000401-27

Minutes of the General Meeting of Holders of the Third Issue of Debentures issued by
Companhia Energética de Minas Gerais – CEMIG, held on April 27, 2006

I. DATE AND PLACE: April 27, 2006, at 2 p.m., at the head office of Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., Fiduciary Agent of the third issue of debentures, at Rua Sete de Setembro 99, 24th floor, in the city of Rio de Janeiro, Rio de Janeiro state.

II. PRESENT: Holders of debentures representing 93.23% (ninety three per cent) of the debentures in circulation of the third issue by COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG, as verified by the signatures in the Debenture Holders’ Attendance Book and by the Fiduciary Agent. Also present were representatives of the Issuer, Mr. Cristiano Corrêa de Barros and Mr. Paulo Eduardo Pereira Guimarães, and the representatives of the Fiduciary Agent Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda. – Mr. Carlos Alberto Bacha.

III. COMMITTEE OF THE MEETING: Chairman, Mr. Cristiano Corrêa de Barros; Secretary, Mr. Paulo Eduardo Pereira Guimarães.

IV. CONVOCATION: Published in the newspapers: (i) Minas Gerais, editions of April 12, 13 and 18, 2006, respectively on pages 35, 47 and 93 of Section I; (ii) O Tempo, editions of April 12, 13 and 17, 2006, respectively on pages A12, A16 and A14; and (iii) Gazeta Mercantil, editions of April 12, 13 and 17/04/2006, respectively on pages A-14, A-9 e A-9.

V. AGENDA: (i) To ratify the alteration of the period specified in Clause 7.1.(xi), of 120 (one hundred and twenty) days, to 210 (two hundred and ten) days; and (ii) further to alter the period established in Clause 7.1.(xi) of the issue deed to 330 (three hundred and thirty) days.

VI. DECISIONS: Debenture holders representing 93.23% (ninety three point two three per cent) of the debentures in circulation ratified the alteration of the period specified in Clause 7.1.(xi) from 120 (one hundred and twenty) days to 210 (one hundred and twenty) days and approved the proposal of the Issuer Company to alter the period established in Clause 7.1.(xi) from 210 (two hundred and ten) days to 330 (three hundred and thirty) days.

VII. CLOSING: Terms which are not expressly defined in this document shall have the meanings attributed to them in the Deed. There being no further business, the chairman adjourned the meeting for the time necessary to prepare these minutes which, after having been read and approved, were signed by the Chairman, by the Secretary, and by the other parties present.

Rio de Janeiro, April 27, 2006.

Cristiano Corrêa de Barros	Paulo Eduardo Pereira Guimarães
Chairman	Secretary

Attendance List

Debenture holder	Quantity

BRADESCO FI RENDA FIXA FOX II	768
pp Rodrigo José Begosso Cavaca

BRADESCO FIF ATLANTIS	230
pp Rodrigo José Begosso Cavaca

BRASILPREV TOP TP FI RENDA FIXA	1.700
pp Pedro Pereira Botelho

FI LUMINIS MULTIMERCADO	1.350
pp Carlos Alberto Bacha

FI MULTIMERCADO K2	1.300
pp Roberto Koeler Lira

FI MULTIMERCADO AGULHAS NEGRAS	1.200
pp Roberto Koeler Lira

FI RENDA FIXA ENERGY II	768
pp Fernanda Gama Moreira Jorge

FI RF EXCLUSIVO CHALLENGER	270
pp Fernanda Gama Moreira Jorge

FIF BNP PARIBAS ROUSSEAU	768
pp Carlos Alberto Bacha

FIF HSBC TIRADENTES	768
pp Marcia Dexhelmer da Silva Jardim Tostes

Debenture holder	Quantity

FIF MARAMBAIA	1.000
pp Geraldo Rodrigues Trindade

FIF PROGRESS	1.000
pp Carlos Alberto Bacha

FUNDO ATHENA FI RENDA FIXA	3.000
pp Katleen Claeys

LEADER PREVIDENCIARIO MULTIMERCADO FI	1.000
pp Carlos Alberto Bacha

MONAZITA FIFI NUC	150
pp Rodrigo Meyohas Franco

NUCLEOS INSTITUTO DE SEGURIDADE SOCIAL	85
pp Rodrigo Meyohas Franco

PAMPULHA FI MULT. REVIDENCIARIO	768
pp Carolina Romero Sessa

POSTALIS INST.SEG.SOC. DOS CORREIOS E TEL	3.000
pp José Carlos Rodrigues Sousa

REDE PREVIDENCIARIO MULTIMERCADO FI	990
pp Carlos Alberto Bacha

SUL AMERICA TOCA II FI MULTIMERCADO	768
pp Lauro Augusto Amaral Campos

Debenture holder	Quantity

UNIBANCO AIG VIDA E PREVIDÊNCIA S/A	600
pp Carlos Alberto Bacha

PAVARINI DISTRIBUIDORA DE TÍTULOS E VALORES	—
MOBILIÁRIOS LTDA. – AGENTE FIDUCIÁRIO
pp Carlos Alberto Bacha

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG	—
pp Cristiano Corrêa de Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

BRAZILIAN LISTED COMPANY

CNPJ 17.155.730/0001-64

MATERIAL ANNOUNCEMENT

Companhia Energética de Minas Gerais – Cemig, a listed company traded on the stock exchanges of São Paulo, New York and Madrid, and holder of public service concessions, hereby informs the public, in accordance with its commitment to implement best corporate governance practices, and CVM Instructions 358 of 3 January 2002 and 359 of 22 January 2002, that on today’s date Cemig, in partnership with MDU Brasil Ltda. (“MDU”) and Brascan Brasil Ltda (“Brascan”) have signed Share Purchase and Sale Agreements (“the Agreements”) with Schahin Holding S.A., as Vendor, and Schahin Engenharia S.A. and Schahin Energia S.A. as guarantors (jointly, “Schahin”), relating to the acquisition of 100% of the holdings of Schahin in the following electricity transmission concessions, including 50% (fifty per cent) of the voting capital of: (i) Empresa Amazonense de Transmissão de Energia S.A., (ii) Empresa Paraense de Transmissão de Energia S.A., (iii) Empresa Norte de Transmissão de Energia S.A. and (iv) Empresa Regional de Transmissão de Energia S.A., and 40% (forty per cent) of the voting capital of ECTE - Empresa Catarinense de Transmissão de Energia S.A..

CEMIG and MDU form the “Purchasing Group” and Brascan holds an option to purchase the said shareholdings.

The purchasers have agreed the value of R$ 656,000,000.00 (six hundred and fifty six million Reais), on the basis of September 2005, for Schahin’s holdings in the above-mentioned concessions.

Conclusion of the transaction to complete the acquisition of the shares by Cemig and its partners is subject to compliance with certain conditions established in the Agreements, including approval by the Brazilian Electricity Regulator (ANEEL) by the Brazilian Development Bank (BNDES) and by other financing bodies, of the transfer of the shares of the above-mentioned companies. The Brazilian monopolies authority, CADE, will also be notified of the transaction, in accordance with Law 8884/94.

Belo Horizonte, May 4, 2006

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

Market announcement

BRASCAN Brasil Ltda. exercises its option to purchase the shares of Schahin
Holding S.A. in electricity transmission companies

Companhia Energética de Minas Gerais – Cemig, a holder of public electricity service concessions, listed on the stock exchanges of São Paulo, New York and Madrid, hereby announces, in accordance with its commitment to best practices in corporate governance and CVM Instructions 358 and 359 of January 3 and 22, 2002, that on May 16, 2006, pursuant to the Share Purchase Agreements (“the Agreements”) signed on May 4, 2006, between Companhia Energética de Minas Gerais – Cemig, Schahin Holding S.A. (“Schahin”), MDU Brasil Ltda. and Brascan Brasil Ltda. (“Brascan”), Brascan exercised its options to purchase part of the shares of Schahin in the electricity transmission companies Empresa Amazonense de Transmissão de Energia (“EATE”), Empresa Paraense de Transmissão de Energia (“ETEP”), Empresa Catarinense de Transmissão de Energia (“ECTE”), Empresa Regional de Transmissão de Energia (“ERTE”), and Empresa Norte de Transmissão de Energia (“ENTE”).

As a result of this transaction the percentage interests held by each of the stockholders in the acquisition of the holdings of Schahin in the respective transmission concession holders are now as follows:

COMPANY	EATE	ETEP	ECTE	ERTE	ENTE
CEMIG	50.00%	50.00%	18.75%	36.00%	36.00%
BRASCAN	50.00%	50.00%	18.75%	36.00%	36.00%
MDU	—	—	62.50%	28.00%	28.00%

Conclusion of the transaction and acquisition of the shares by Cemig and its partners are subject to compliance with certain conditions established in the Agreement including, among others, approval of the transfer of the shares of the above-mentioned companies by the Brazilian electricity regulator, Aneel, by the Brazilian Development Bank (BNDES), and by other financing agents. The transaction will also be submitted to the Brazilian monopolies authority, CADE, in accordance with Law 8884/94.

Belo Horizonte, May 19, 2006

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company – Taxpayer ID No. 17.155.730/0001-64

Meeting of the Board of Directors

Summary of the Deliberations

Decisions of the board of directors of Cemig at the meeting begun on May 3, 2006, at 10:30 a.m., and finished on May 4, 2006:

1-             Election of Mr. Wilson Nélio Brumer as Chairman of the Board of Directors and of Mr. Djalma Bastos de Morais as Vice-Chairman of the Board of Directors, with periods of office of 3 (three) years, that is say, until the Ordinary Annual General Meeting of 2009.

2 -            Election of the following Officers, with period of office of 3 (three) years, that is say until the first meeting of the Board of Directors held subsequently to the Ordinary Annual General Meeting of 2009:

As Chief Executive Officer and, concurrently, Director Vice-President: Mr. Djalma Bastos de Morais

As Chief Planning, Projects and Construction Officer: Mr. Celso Ferreira

As Chief Energy Generation and Transmission Officer: Mr. Elmar de Oliveira Santana

As Chief Financial and Investor Relations Officer: Mr. Flávio Decat de Moura

As Chief Corporate Management Officer: Ms. Heleni de Mello Fonseca

As Chief Energy Distribution and Commercialization Officer: Mr. José Maria de Macedo.

3 -            Authorization to sign, with ALUSA, Schahin Holding S.A., Schahin Engenharia Ltda., Schahin Energia S.A., MDU Brasil Ltda. and Brascan Brasil Ltda five commitment undertakings, under which ALUSA will waive the right of preference for the acquisition of shares and for joint sale in relation to any disposal of shares by the vendor and/or by Schahin Energia and/or by Schahin Engenharia to Cemig and/or by the other purchasers.

4 -            Authorization for signing, with Schahin Holding S.A., Schahin Engenharia Ltda., Schahin Energia S.A., MDU Brasil Ltda. and Brascan Brasil Ltda. of five share purchase and sale agreements for the acquisition of up to 100% of the stakes owned by Schahin Holding S.A. in the electricity transmission concession holders Empresa Amazonense de Transmissão de Energia S.A., Empresa Paraense de Transmissão de Energia S.A., Empresa Catarinense de Transmissão de Energia S.A., Empresa Norte de Transmissão de Energia S.A. and Empresa Regional de Transmissão de Energia S.A.

5 –           Authorization for the giving of a guarantee of compliance with all and any obligations of a strictly pecuniary nature relating to the payment of the purchase price by MDU Brasil Ltda., and by Brascan Brasil Ltda, in the event of Brascan Brasil Ltda. exercising its purchase option right.

6 -            Authorization for the company to authorize granting by Schahin to third parties of the credit rights referred to in the share purchase and sale agreements.

7 -            Authorization for signing, with ALUSA and MDU Brasil Ltda. of a commitment undertaking, under which the parties undertake to sign the stockholders’ agreements and ALUSA undertakes to acquire export credits held by the Company and to settle the amount of such credits payable by ALUSA as may be held by the Company at any time.

8 -            Authorization for, in partnership with ALUSA, in the proportion of 95% CEMIG and 5% ALUSA, granting to Brascan of a sale option in relation to the shares which BRASCAN may hold in the transmission companies. In counterparty, BRASCAN will grant to CEMIG and ALUSA, in the same previous proportion, an option related to the purchase of shares wich BRASCAN may hold in the transmission companies.

Acquisition by Cemig: jointly with partner companies, Cemig acquires
Schahin group holdings in electricity transmission companies

On today’s date (May 4, 2006), Cemig (Companhia Energética de Minas Gerais), with advisory services from Banco Modal S.A., in partnership with MDU Brasil Ltda. and Brascan Brasil Ltda, has signed Share Purchase and Sale Agreements with Schahin Holding S.A. relating to acquisition of Schahin’s stockholdings in five companies holding electricity transmission concessions.

Cemig and MDU are defined as “the Purchasing Group”, and Brascan holds an option to purchase part of the stockholdings acquired.

The purchasers have agreed the value of R$ 656 million, on the basis of September 2005, for Schahin’s stock holdings in the transmission companies. Conclusion of the transaction, to complete the acquisition of the shares by Cemig and its partners, is subject to compliance with certain conditions established in the agreements, including approval by the Brazilian Electricity Regulator (ANEEL), the Brazilian Development Bank (BNDES) and other financing bodies of the transfer of the shares of the above-mentioned companies. The Brazilian monopolies authority, CADE, will also be notified of the transaction, in accordance with Law 8884/94.

The companies acquired, are located in the North and South of Brazil and are listed below, with Cemig’s stockholding in each of them:

•                  Empresa Paraense de Transmissão de Energia S.A.

(The 324-km, 500kV, Tucuruí – Vila do Conde transmission line);
CEMIG stake: 49.5%

•                  Empresa Norte de Transmissão de Energia S.A.

(The 459-km, 500kV, Tucuruí – Açailândia transmission line);
CEMIG stake: 37.0%

•                  Empresa Regional de Transmissão de Energia S.A.

(The 155-km, 230kV, Vila do Conde – Santa Maria transmission line);
CEMIG stake: 37.0%

•                  Empresa Amazonense de Transmissão de Energia S.A.

(The 928-km, 500kV, Tucuruí – Presidente Dutra transmission line)
CEMIG stake: 49.5%

•                  ECTE – Empresa Catarinense de Transmissão de Energia S.A.

(The 253-km, 500kV, Blumenau – Campos Novos transmission line).
CEMIG stake: 15.0%

These percentages correspond to 41.4% of the total of the assets, and will be reduced by half in the event that Brascan exercises its option.

Cemig CEO Djalma Bastos de Morais said that the acquisition of these companies “is one more evidence of the Company’s objective of expanding its increasing its share of the Brazilian electricity market”, and also points out: “We are following the directives established by our controlling stockholder, the Brazilian State of Minas Gerais, approved by our Board of Directors and reflected in our Long-tern Strategic Plan”.

The effect of the acquisition is to expand Cemig’s participation in the Brazilian electricity transmission market from 4% to 5.7%; and the list of Brazilian states in which it has a presence – as well as Minas Gerais – to include: São Paulo, Rio de Janeiro, Espírito Santo, Santa Catarina, Rio Grande do Sul, Pará, and Maranhão. Cemig is also present in Chile, where it is building a transmission line.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Flávio Decat de Moura
		Name:	Flávio Decat de Moura
		Title:	Chief Financial Officer and Investor Relations Officer

Date: May 31, 2006